

PGT Innovations appoints John Kunz as Chief Financial Officer

NORTH VENICE, Fla. – PGT Innovations, Inc. (NYSE: PGTI), a national leader in the premium window and door category, announced today the appointment of John E. Kunz as Senior Vice President and Chief Financial Officer, effective January 17, 2022.

Kunz brings over 25 years of experience in accounting, treasury, international finance and business operations to PGT Innovations. In his new role, he will lead the company's finance strategy, budgeting and planning, accounting, financial reporting and investor relations functions, as well as provide strategic direction relating to the company's information technology efforts.

"John is a proven CFO with nearly three decades of finance and accounting leadership experience, an impressive history of directing finance strategy, and a thorough understanding of key business drivers within the construction industry and their impact on financial results," said Jeff Jackson, PGT Innovations Chief Executive Officer and President. "In addition, his success with merger and acquisition activities for publicly traded organizations aligns incredibly well with our Company's long-term growth strategy. I'm pleased to welcome him to PGT Innovations, and we look forward to the leadership he will bring to our organization."

Most recently, Kunz served as the Senior Vice President and Chief Financial Officer at U.S. Concrete, Inc. During his time there, Kunz partnered with the senior leadership team to identify strategic targets and markets, completed numerous acquisitions, and managed a highly leveraged capital structure, among other duties.

"I am delighted to join the PGT Innovations family at this stage in the Company's trajectory," said Kunz. "It's extremely exciting to have the opportunity to assist the existing leadership team through a period of incredible growth and expansion."

Kunz received his master's degree in finance from Northwestern University and his bachelor's degree in accounting from the University of Notre Dame. He also serves on the board of directors for the Wabash National Corporation.

Brad West, who has been serving as Interim CFO for PGT Innovations, will resume his role as Senior Vice President of Corporate Development and Treasurer.

"We thank Brad for his dedication and leadership during his time as our Interim Chief Financial Officer and for his assistance in our extensive search for the right candidate to take on this role," said Jackson. "Brad has been an impactful member of our executive team, and we are grateful that he will continue his tenure and be part of our future growth."

About PGT Innovations, Inc.
PGT Innovations manufactures and supplies premium windows and doors. Its highly engineered and technically advanced products can withstand some of the toughest weather conditions on earth and are revolutionizing the way people live by unifying indoor and outdoor living spaces.

PGT Innovations creates value through deep customer relationships, understanding the unstated needs of the markets it serves, and a drive to develop category-defining products. The company is also the nation's largest manufacturer of impact-resistant windows and doors and holds the leadership position in its primary market.

The PGT Innovations' family of brands include CGI®, PGT® Custom Windows and Doors, WinDoor®, Western Window Systems, Anlin Windows & Doors, Eze-Breeze®, CGI Commercial, NewSouth Window Solutions, and a 75 percent ownership stake in Eco Window Systems. The company's brands, in their respective markets, are a preferred choice of architects, builders, and homeowners throughout North America and the Caribbean. Their high-quality products are available in custom and standard sizes with massive dimensions that allow for unlimited design possibilities in residential, multi-family, and commercial projects. For additional information, visit www.pgtinnovations.com.

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PGT Innovations Contact
Media Relations
Stephanie Cz, Corporate Communications and PR Manager
SCz@PGTInnovations.com
941-480-1600